

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 September 2010



10016357

SUPPL

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 9/24



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 17 August 2010 and 16 September 2010 (inclusive)

- Notification in relation to voting rights and capital
- Notification of grant of share options to directors and other person discharging managerial responsibility ("PDMR")

2. Documents filed with Registrar of Companies for Scotland

- Form SH01 – Return of Allotment of Shares

3. Documents submitted to the Financial Services Authority

- None during the period

Regulatory Story

Go to market news section

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	13:34 31-Aug-2010
Number	8850R13

wolfson microelectronics

RNS Number : 8850R
Wolfson Microelectronics PLC
31 August 2010

Edinburgh, 31 August 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,691,513 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,691,513.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

END

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Regulatory

Regulatory Story

Go to market news section 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	10:09 02-Sep-2010
Number	0396S10



RNS Number : 0396S
Wolfson Microelectronics PLC
02 September 2010

Edinburgh, 2 September 2010

Wolfson Microelectronics plc ("the Company")

Notification of grant of share option awards to directors and other person discharging managerial responsibility ("PDMR")

In accordance with The Wolfson Microelectronics plc Approved SAYE Scheme ("the SAYE Scheme"), on 1 September 2010 share options were granted to each of the executive directors and to another PDMR who chose to participate in the first invitation under the SAYE Scheme. The SAYE Scheme operates for all UK employees of the Company. These share options have been granted in conjunction with the individuals participating in a 3 year Sharesave savings contract. The share options, which were granted in accordance with the SAYE Scheme, to the executive directors and to another PDMR are as shown in the table below.

The shares subject to the share options granted under the SAYE Scheme are ordinary shares of 0.1 pence each in the Company. The share option exercise price is 161 pence per share which represents, in accordance with the rules of the SAYE Scheme, 80% of the average middle market quotation of an ordinary share in the Company on the three business days following the announcement, on 4 August 2010, of the Company's half year results. The earliest exercisable date for these share options is 1 October 2013.

The total number of ordinary 0.1 pence shares over which executive directors and this other PDMR hold options following this notification are also shown in the table below.

Name	*No. ordinary shares over which share option granted on 1 September 2010 in accordance with the SAYE Scheme*	*Total number of ordinary shares over which options held following this notification (options granted from the Company's various share option schemes)*
JM Hickey	5,590	280,726
M Cubitt	5,590	196,537
A Brannan	4,472	128,234

Prior to and following these transactions, the total number of ordinary shares in which each of the above executive directors and this other PDMR holds a beneficial interest is:

Name	*No. of ordinary 0.1 pence shares in the Company*	*% of issued share capital*
JM Hickey	133,139^	0.12%
M Cubitt	72,246	0.06%
A Brannan	2,873	0.002%

^ Of these ordinary shares, 81,639 are held by JM Hickey and 51,500 are held by JM Hickey's wife

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a)

Enquiries

Jill Goldsmith 0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSGCGDCIGGBGGD

In accordance with Section 555 of the Companies Act 2006.

SH01

Return of allotment of shares



You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	S C 0 8 9 8 3 9
Company name in full	Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

	d	d	m	m	y	y	y	y
From Date	0	8	0	9	2	0	1	0
To Date	1	3	0	9	2	0	1	0

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	GBP	10,000	0.1 pence	173.25 pence	0
Ordinary	GBP	8,230	0.1 pence	204.5 pence	0

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.001	0	2,645,133	£ 2,645.13
Ordinary	£0.01	0	45,323,000	£ 45,323
Ordinary	£0.03	0	20,772,400	£ 20,772.40
Ordinary	£0.15	0	5,907,400	£ 5,907.40
		Totals	74,647,933	£ 74,647.93

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	115,709,743
Total aggregate nominal value ❹	£115,709.74

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency: Pounds Sterling (GBP)

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.19	0	1,232,000	£1,232
Ordinary	£0.20	0	3,000,000	£3,000
Ordinary	£0.25	0	940,000	£940
Ordinary	£0.28	0	17,718,881	£17,718.88
Ordinary	£0.2902	0	710,900	£710.90
Ordinary	£0.40	0	1,357,500	£1,357.50
Ordinary	£0.75	0	3,370,000	£3,370
Ordinary	£1.7325	0	204,595	£204.59
Ordinary	£2.045	0	462,346	£462.35
Ordinary	£2.10	0	12,065,588	£12,065.59
		Totals	41,061,810	£41,061.81

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Voting rights : Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every Ordinary shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Ordinary shareholder who is present in person or by proxy has one vote for every share of which he is the holder. (see also the continuation page for this Section 7)
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ **Prescribed particulars of rights attached to shares**

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X Jill L Goldsmith X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	Ordinary
Prescribed particulars	Voting rights (continued): A poll may be demanded by : (a) the chairman of the meeting; or (b) not less than five members present in person or by proxy and entitled to vote; or (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Dividends: The Company may, by Ordinary Resolution declare dividends according to their respective rights and interests but no such dividend shall exceed the amount recommended by the Directors. Subject to the provisions of the Companies Act 2006, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this, no amount paid on a share in advance of calls shall be treated as paid on the share. Rights on a winding-up: Under general principles of Scots law, except as the shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution: (a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and (b) subject to any special rights attaching to any class of share; is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them.

SH01

Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Jill Goldsmith

Company name: Wolfson Microelectronics plc

Address: Westfield House

26 Westfield Road

Post town: Edinburgh

County/Region: Midlothian

Postcode: E H 1 1 2 Q B

Country: Scotland

DX

Telephone: 0131 272 7000

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk